

June 22, 2010

Mr. Lee G. Christianson
Chief Executive Officer
Pyramid Oil Company
2008 21st Street
Bakersfield CA 93301

> **Re: Pyramid Oil Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 001-32989**

Dear Mr. Christianson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please correct your commission file number on the cover of your periodic and current filings to 001-32989, which was assigned August 15, 2006 in connection with your registration on Form 8-A.

Properties, page 14

2.   Please revise the information about your reserves as necessary to coincide with your fiscal year end of December 31, rather than January 1, and tell us whether you believe the differences in reserve values as of these dates are material.

3.   Please provide the disclosures required by Item 1203 of Regulation S-K related to your proved undeveloped reserves.

4.   We note your disclosures state that you use year-end oil and gas prices to determine the value of your estimated future net revenues from oil and gas producing activities in both your calculation of the standardized measure and in your annual impairment tests. Please note that the definition of proved oil and gas reserves found at Rule 4-10(a)(22)(v) and FASB ASC Section 932-10-20 requires the prices used in these calculations to be based on a 12 month average of the first-of-the-month commodity prices. We suggest that you read this guidance and quantify the difference between the year-end prices you have utilized and the required 12 month average price. Additionally, please describe the impact this may have on the amount of impairment recorded in your financial statements.

5.   Please present the number of your gross and net wells separately for both oil and gas to comply with Item 1208(a) of Regulation S-K.

6.   We note that you disclose your drilling activity in the last paragraph on page 17. Please expand your disclosures to describe whether the wells drilled were found to be productive or dry to comply with Item 1205 of Regulation S-K.

7.   Please include a report from your third party engineering firm that complies with Item 1202(a)(8) of Regulation S-K as an exhibit to your annual report.

Financial Statements

Statement of Stockholders' Equity, page 39

8.   We understand that you performed a 5 for 4 stock split on July 3, 2008 and see your disclosures on page 57 indicating you retroactively restated share amounts to reflect the split. However, your statement of stockholders equity reflects the split as an issuance of new shares rather than restating prior period share amounts as would ordinarily be anticipated. Please revise your presentation accordingly.

Note 1 – Significant Accounting Policies, page 42

9.   We note your disclosures at page 5 indicate that you participate in joint ventures in the development of oil and gas properties. Please identify the properties for which you have a joint venture interest, quantify your ownership percentages in each venture and describe the accounting policies for these investments.

Note 7 – Commitments and Contingencies, page 55

10.   We note your disclosure indicating that although you believe resolution of various litigation matters will not have a material adverse effect on your financial position, this could be material to your results of operations. Accordingly, please expand your disclosures to describe the nature of these matters and an estimate of the possible loss or range of loss related to these matters to comply with FASB ASC paragraphs 450-20-50-3 and 4.

Supplemental Information – Oil and Gas Producing Activities, page 62

11.   We note that your table of changes in proved reserves reveals significant movements attributed to revisions of previous estimates. Your narrative explains that the revisions resulted from analysis of new information, additional production experience or from a change in economic factors, but does not provide specific information about the changes that you report. Please add disclosure to describe the specific types of new information received, the analyses you performed and the specific economic factors that changed and led to these revisions.

12.   We note your disclosures in the last paragraph at page 5 indicate that you shut-in ten of your oil and gas properties during 2009. Please disclose how the suspension of these operations impacted your proved reserves and how the shut-in activity affected the amounts of impairment losses recorded in 2009.

Exhibits

13.   Please provide the signed certifications of your principal financial officer for both your annual Form 10-K and most recently filed Form 10-Q to comply with Item 601(b)(31)(i) and Item 601(b)(32) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief